Torchlight Energy Resources, Inc.

5700 W. Plano Parkway, Suite 3600

Plano, Texas 75093

June 10, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:      Anuja Majmudar

Tim Levenberg

Re:	Torchlight Energy Resources, Inc.

Registration Statement on Form S-3

File No. 333-256632

Request for Acceleration

Acceleration Request

Request Date: June 14, 2021

Request Time: 4:00 p.m. Eastern Time (or as soon thereafter as practicable)

Dear Ms. Majmudar:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Torchlight Energy Resources, Inc., a Nevada corporation (the “Registrant”), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-3 (File No. 333-256632) to become effective at 4:00 p.m. Eastern Time on June 14, 2021, or as soon thereafter as practicable, or at such later time as the Registrant or its counsel may orally request via telephone call to the staff of the Commission. The Registrant hereby authorizes K&L Gates LLP, counsel to the Company, to orally modify or withdraw this request for acceleration.

The Registrant requests that it be notified of such effectiveness by a telephone call to Michael A. Hedge at (949) 623-3519, or in his absence, Jason C. Dreibelbis at (949) 623-3543.

Sincerely,

TORCHLIGHT ENERGY RESOURCES, INC.

By:	/s/ John A. Brda
John A. Brda
President

cc:	Michael A. Hedge, K&L Gates LLP

Jason C. Dreibelbis, K&L Gates LLP